Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606

November 7, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:

Canary XRP ETF
File No. 333-282545

Dear Mr. Sundwall, Mr. Niethamer, Ms. Bednarowski and Ms. Berkheimer:

This letter further responds to the comments contained in your letter dated September 18, 2025 regarding Amendment No. 1 to the registration statement filed on Form S-1 for the Canary XRP ETF (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on August 22, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 21 – Plan of Distribution — Authorized Participants, page 76

Please revise to identify your Authorized Participants, disclose the material terms of your Authorized Participant Agreements and include the agreements or form of an agreement as exhibit(s) to your Registration Statement.

Response to Comment 21

The Trust confirms that Trust’s prospectus will include the identities of all Authorized Participants who have entered into an Authorized Participant Agreements and a description of the material terms. A form of Authorized Participant Agreement has been filed with the Registration Statement.

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November 7, 2025

Please call me at (312) 845-3484 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren

Morrison C. Warren

cc: James Audette, Esq., Chapman and Cutler LLP